

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05008881

30 May 2005

SUPPL


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
183
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.


SEC MAIL
PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
183
SECTION

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Appraisal Sidetrack Begins

Cue is pleased to announce that the reentry of Jeruk -2 began on 29 May 2005. The Jeruk oil discovery is located in the Sampang Production Sharing Contract area, offshore East Java, Indonesia, in approximately 44 metres water depth.

It is planned to sidetrack the well out of the existing well bore with the objective of intersecting the reservoir at a point about 200 metres south west of the Jeruk -2 sidetrack 2 reservoir penetration and to then run a production test at the top of the reservoir before cutting a number of cores. Additional production tests will be run deeper in the well as required. The planned total depth is 5570 metres measured depth.

The well should be finished in around 85 days, depending on coring and testing requirements.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

30 May 2005